Filed by First Interstate BancSystem, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Northwest Bancorporation, Inc. (Commission File No.: 001-34653)

CONTENTS

CALL PARTICIPANTS	4

PRESENTATION	5

QUESTION AND ANSWER	9

First Interstate BancSystem, Inc.

NasdaqGS:FIBK

FQ1 2018 Earnings Call Transcripts

Thursday, April 26, 2018 3:00 PM GMT

S&P Capital IQ Estimates

	-FQ1 2018-			-FQ2 2018-	-FY 2018-	-FY 2019-

	CONSENSUS	ACTUAL	SURPRISE	CONSENSUS	CONSENSUS	CONSENSUS

EPS Normalized	0.68	0.68	(1.45%)	0.72	2.86	3.19

Revenue	-	-	(0.10%)	-	-	-

Revenue (mm)	135.63	135.50	-	139.60	557.30	583.23

    Currency: USD

    Consensus as of Apr-25-2018 11:50 PM GMT

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Cautionary Note Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between First Interstate BancSystem, Inc. (“First Interstate”) and Northwest Bancorporation, Inc. (“Northwest Bancorporation”), including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) First Interstate and Northwest Bancorporation’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of First Interstate and Northwest Bancorporation may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of Northwest Bancorporation may fail to approve the merger; credit and interest rate risks associated with First Interstate’s and Northwest Bancorporation’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in First Interstate’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Interstate or Northwest Bancorporation or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, First Interstate and Northwest Bancorporation do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Additional Information

This communication contains statements regarding the proposed merger between First Interstate and Northwest Bancorporation. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, First Interstate intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Northwest Bancorporation and a prospectus of First Interstate, and First Interstate and Northwest Bancorporation will file other documents regarding the proposed transaction with the

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

SEC. Before making any voting or investment decision, investors and security holders of Northwest Bancorporation are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by First Interstate with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Interstate may be obtained free of charge at its website at www.fibk.com or by contacting First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59116, Attention: Margie Morse, Investor Relations Officer, telephone (406) 255-5023.

First Interstate and Northwest Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of Northwest Bancorporation’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the proxy statement for First Interstate’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 16, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Call Participants

....................................................................................................................................................................

EXECUTIVES

Kevin P. Riley

CEO, President & Director

Marcy D. Mutch

Executive VP & CFO

Margie Morse

Russell A. Lee

President & CEO

Stephen W. Yose

Chief Credit Officer & Executive VP

ANALYSTS

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc.,

Research Division

Jared David Wesley Shaw

Wells Fargo Securities, LLC,

Research Division

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Matthew Timothy Clark

Piper Jaffray Companies, Research

Division

Timothy Norton Coffey

FIG Partners, LLC, Research Division

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Presentation

....................................................................................................................................................................

Operator

Good morning, and welcome to the First Interstate Bank System First Quarter 2018 Earnings Call. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Margie Morse, Investor Relations. Please, go ahead.

Margie Morse

Thanks, Robert. Good morning. Thank you for joining us for our first quarter earnings conference call. As we begin, it is worth noting that the information provided during this call will contain forward-looking statements. Actual results or outcomes may differ materially from those expressed by those statements. I’d like to direct all listeners to read the cautionary note regarding forward-looking statements, and factors that could affect future results contained in our most recent annual report on Form 10-K filed with the SEC and in our earnings release as well as the risk factors identified in the annual report and in our more recent periodic reports filed with the SEC. Relevant factors that could cause actual results to differ materially from any forward-looking statements are included in the earnings release and in our SEC filings. The company does not undertake to update any of the forward-looking statements made today. A copy of our earnings release, which contains non-GAAP financial measures, is available on our website at fibk.com.

Information regarding our use of the non-GAAP financial measures may be found in the body of the earnings release and the reconciliation to their most directly comparable GAAP financial measures is included at the end of the earnings release for your reference. Additionally, a presentation with information about the recently announced definitive agreement, between First Interstate BancSystem and Northwest Bancorporation, is available on the webcast and presentations page of First Interstate’s Investor Relations website. Joining us from management this morning are , Kevin Riley, our Chief Executive Officer; and Marcy Mutch, our Chief Financial Officer; along with members of our management team. It’s also great to have Russ Lee, President and CFO of INB; and members of his leadership team here with us today.

At this time, I’ll turn the call over to Kevin Riley. Kevin?

Kevin P. Riley

CEO, President & Director

Thanks, Margie. Good morning, and thanks again to all of you for joining us on the call today. I’m going to provide an overview of the major highlights of the quarter and discuss the acquisition, we announced yesterday. And then Marcy will provide a little bit more detail around our financial results. We got off to a good start in 2018. We had positive results across most of our key metrics, and we also saw a significant increase in our levels of profitability.

On a reported basis, we had earnings per share $0.65 this quarter, which represents a 27% increase over the first quarter of last year. It’s worth noting that our reported earnings this quarter, included merger and severance-related expenses, which had a negative impact of $0.05 per share. So on a normalized basis, our earnings growth and returns were even higher.

On the year-over-year basis, we also saw a significant improvement in our performance ratios as our return on assets increased to 1.22% from 1.11%, and our return in equity increased to 10.34% from 9.52%. Clearly, we are seeing the positive impacts of the Bank of the Cascades acquisition, and a lower corporate tax rate flowing through to the bottom line. As we’ve discussed over the last few quarters, we are committed to generating a higher levels of organic balance sheet growth, where our results of this quarter provide further evidence that we’re making some solid progress in this area.

Historically, we usually see a decline in loan balance during the first quarter due to softer loan demand and seasonal pay downs of ag lines. That said, during the first quarter of 2018, our total loans increased $32 million, excluding the mortgage loans held for sale, our organic growth in the portfolio was actually $47

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

million or approximately 2.4% annualized. While this is a relatively modest increase, we believe that the fact that, we were able to increased loan balances in the first quarter is indicative of the changing profile of the bank, with faster growing markets in the west division, and more robust business development efforts in our mountain division. In terms of business development in the mountain division, it is exciting to see that our efforts to instill a more disciplined sales process, increased calling efforts and enhanced pipeline practices are translating into more deals in that region and overall company growth.

We saw most of the growth coming in our commercial and construction portfolios. From a geographic perspective, the strongest areas were Western Montana, Wyoming, Seattle and Portland. It is particularly encouraging to see the Wyoming market bouncing back after a number of years of challenging growth environment.

We were equally pleased with our deposit gathering during the first quarter. Again, during a time of year, where we typically see declines in balances, we saw a $91 million increase in total deposits. The increases came in our low cost interest-bearing accounts, which helped us achieve another strong quarter in terms of managing our deposit costs. Our total cost of the funds increased just 1 basis point this quarter to 30 basis points.

We had the service, the convenience and the technology that customers want, and that will keep them banking with First Interstate. And a stable low cost deposit base, we have built, is even more valuable to our franchise in this rising interest rate environment. With our funding costs staying relatively flat, we were able to see a 4 basis point increase in our net interest margin and over the past year, our net interest margin expanded 26 basis points or 20 basis points, excluding the impact of accretion and recovery of interest. There’s been another key factor in our high level of profitability.

Now I’d like to turn our attention to the transaction we announced yesterday. Since entering the Pacific Northwest through an acquisition with the Bank of the Cascades last year, we have developed a great appreciation for these markets and had a strong desire to look for opportunities to expand our franchise in this region.

With that in mind, we have signed a definitive agreement to acquire Northwest Bancorporation, the parent company of Inland Northwest Bank. Inland Northwest is a community bank, based in Spokane Washington, with 20 offices across Washington, Idaho and Oregon and they have about $800 million in assets. Inland Northwest meets the criteria that we were looking for in our M&A strategy.

They are culturally compatible to our vision, mission and values. They have a strong and talented leadership team who are committed to relationship banking, customer service and supporting their communities. Similar to First Interstate, they have made it a priority to invest in their people, processes and technology over the past 2 years to better position their bank for future growth. They have a long-term approach to creating franchise value that we appreciate and their team is driven to produce strong results.

They have an attractive deposit base that consists of 33% noninterest bearing deposits, 52% nonmaturity and only 15% time deposits and a low cost of deposits of just 25 basis points.

They have a well-diversified loan book that includes a significant ag portfolio, which will be a nice complement to our existing book of business. They have a strong credit -- they have strong credit quality, with net charge-offs, only representing 2 and 3 basis points of average loans over the past 2 years, respectively.

And the transaction will be 3% accretive to earnings per share in 2019 while [indiscernible] short tangible book value dilution earn back of less than 2 years, using both the crossover method and the simple method. And most importantly, it expands and fills in our footprint in the Pacific Northwest. We’re looking forward to enhancing our presence in Portland and entering several high ag growth markets including Spokane and Coeur d’Alene. We are particularly excited about the opportunity in Eastern Washington region around Spokane. It has a strong and diverse economy that includes one of the largest cluster of aerospace companies in the country. Spokane has become a popular destination for younger families, due to the strong employment opportunities and affordable housing market.

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And the Northwest has a relatively -- has a relatively small market share in the counties in which they operate. We view this as a good opportunity for us to grow and to gain market share as we add a broader set of financial products and services to the new team’s business development efforts.

From both a financial and strategic standpoint, we view this deal as being very attractive for us. This transaction will not only be accretive to earnings, but will increase our presence in fast growing markets, and we believe it will improve our opportunity to generate organic growth in the future.

So with those comments, I’ll turn the call over to Marcy for a little more detail behind the numbers. Marcy?

Marcy D. Mutch

Executive VP & CFO

Thanks, Kevin, and good morning, everyone. As I walk through our financial results, unless otherwise noted, all of the prior period comparisons will be with the fourth quarter of 2017. I’ll begin with our income statement and our net interest margin.

On a reported basis, our net interest margin increased 4 basis points to 3.75% in the first quarter. The change in our federal tax rate had a negative impact of 1.5 basis points to the margin. Charged-off interest was $700,000 compared to $1.4 million last quarter. Total accretion income, on the acquired portfolios, was $3.1 million this quarter, which was $700,000 less than the fourth quarter.

Early payoffs contributed $1.1 million to accretion income this quarter about $900,000 less than last quarter. So while unpredictability of early payoffs will continue to cause volatility in our accretion income, we anticipate that scheduled accretion will contribute an average of $1.6 million per quarter for the rest of 2018. If you exclude the impact of charged-off interest and accretion, our operating net interest margin increased 9 basis points to 3.61%. The 9 basis point expansion in our operating margin is attributable to this stability in our deposit cost, a 2 basis point impact from the favorable shift in our mix of earning assets, and a 7 basis point impact from an improvement in our yield on earning assets. Given the short duration, we’ve maintained in our investment portfolio, we’re benefiting from opportunities to reinvest at the current higher rates. We’re also originating loans at a higher rate, which was a weighted average of 5.06% this quarter, up 20 basis points from 4.86% last quarter.

While we’ve recently raised deposit pricing, particularly in our west division, we anticipate that the continued increase in our yield on earning assets will enable us to maintain a stable to slightly increasing operating net interest margin.

Moving to noninterest income. We saw a decline of $2 million quarter-over-quarter to $35.2 million, which is consistent with the seasonal drop, we typically see in our fee businesses during the first quarter. Our total noninterest income declined by 5.4% from the prior quarter, which was encouraging, because it’s actually lighter than the 10% to 12% decline that we typically see. The seasonality was most pronounced in our payment services in mortgage banking revenues, which declined 14.6% and 16.9%, respectively, from the prior quarter. This was partially offset by a slight increases in most of our other fee-generating areas.

Specifically for mortgage, although we are seeing increased activity in the construction arena and some strong builder sentiment, inventory remains constrained in many of our markets, and it will take some time to build out new inventory to see relief on that front. That said, mortgage production in the west has been steady, and we’re adding production staff in key markets where we’re seeing significant demand, such as Boise, Idaho and Salem, Oregon.

As we enter these new high-growth markets in the Northwest, we anticipate and look forward to additional growth.

Despite seasonal weaknesses impacting payment services and mortgage banking, our noninterest income to total revenue ratio remains high at 25% for the quarter.

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Moving to noninterest expense. We had a decline of approximately $800,000 from the prior quarter as a result of lower acquisition-related expenses. Excluding acquisition expense, noninterest expense increased by $1.8 million, primarily due to the $1.2 million in severance expense that we mentioned on our last call was going to occur this quarter.

Excluding these items, our operating noninterest expense was over $82 million, so a little higher than we had anticipated. The largest component of our expenses, salaries and benefits came in just about on plan for the quarter, however, we had some overages in other expense categories largely around discretionary spending.

We believe we can and will do a better job of controlling these expenses going forward and keeping a lid on expense growth.

Looking at the balance sheet, Kevin already discussed loans and deposits, so I’ll move on to asset quality. We saw improvement across the portfolio with decreases in nonperforming loans, nonperforming assets and criticized loans. The improvement was primarily attributable to pay downs on problem loans. We had a very low level of credit losses in the quarter with just $700,000 in net charge-offs or 4 basis points of annualized average loans.

Provision expense was $2.1 million, which more than covered our net charge-offs in the quarter and provided for the growth we saw in the loan portfolio.

Moving to capital. Despite the large fluctuation in accumulated other comprehensive income, as a result of the mark on our available for sale investments, we saw a slight increase in our tangible common equity to tangible asset ratio. Our capital ratios are strong and as you saw in the release, we announced a second quarter dividend a $0.28 per share.

So with that, I’ll turn the call back over to Kevin. Kevin?

Kevin P. Riley

CEO, President & Director

Thanks, Marcy. Good job as always. I’m going to wrap up with a few comments about our outlook. We expect to see a continuation of positive trends that drove our strong performance in the first quarter. We are executing well and the sales force has been reenergized, resulting in greater productivity in our business development efforts.

Based on our performance in the first quarter and the pipeline we have going in to the stronger seasons, we have even more confidence that we can improve our annual organic loan growth to the mid- to high-single digits. On top of organic growth, we’re seeing the acquisition of Inland Northwest will give us another catalyst for generating earnings growth, heading into next year. We feel good about how we’re positioned, and we are confident in our ability to create additional value for our shareholders going forward. So with that we’ll open the call up for questions.

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Question and Answer

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Operator

[Operator Instructions] The first question comes from Jared Shaw of Wells Fargo.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

I guess, maybe if we could start with the -- on the deposit side, Marcy had mentioned that it looked like at the end of the quarter, you may have been raising pricing on some products. Is that more to attract new customers and trying to drive the market pricing? Or is that more reactionary and looking for retention? And I guess what categories are you seeing that in and sort of the magnitude there?

Kevin P. Riley

CEO, President & Director

It’s kind of both. I think in the Western division, we’re increasing to be more competitive, in the Mountain division, we’re increasing just kind of stay at the top of the market and force the price up. But I would say that the beta that we have is about 16% that we have raised in. So we’re not given all the benefit of the rising rates back to our customers, but we believe we want to stay competitive with our customers.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

So with the rate increase -- with the higher pricing, you’re moving up to a 16% beta?

Kevin P. Riley

CEO, President & Director

No, that the last pricing increase was about a 16% beta on the last Fed move.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

Okay. And then looking at the ag portfolio with the acquired portfolio as well as yours, whether you see is the impact with the tariff discussions going on, it seems like it tends to be more focused on ag. Is there a big export market that your customers are dealing with?

Kevin P. Riley

CEO, President & Director

Well, right now the tariffs are mainly hitting the soybean kind of crops and mostly the AG that we’re picking up in the new markets is around wheat. So we don’t see the tariffs really impacting that right now.

Marcy D. Mutch

Executive VP & CFO

And then our portfolio is...

Kevin P. Riley

CEO, President & Director

And our portfolio is about 50% cattle and wheat. So we don’t have much soybean at all in our portfolio. We don’t know exactly what’s going to happen with cattle, but right now it looks good.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Okay, and then can you just give us an update after this deal what your thoughts are on future M&A? This is a little bit of a smaller deal, should we look for you to roll up banks this size? Or was this a more opportunistic deal for you and your thoughts generally around M&A?

Kevin P. Riley

CEO, President & Director

Well, one thing there’s a lot of banks for sale there right now. But we’re looking at probably right a billion dollars, it’d probably be on the bottom side of what we’re looking at. But I think it’s really important --we’re really looking at things that will enhance our franchise value. It’s -- so we’re being pretty picky about who we actually are actually talking to and courting too and trying to grow the franchise. So it’s just not about buying banks, it’s about buying the right banks and make the franchise more valuable.

Jared David Wesley Shaw

Wells Fargo Securities, LLC, Research Division

And do you have to wait for this deal to close and integrate before you could look at another deal or could you potentially have a deal overlapping?

Kevin P. Riley

CEO, President & Director

Well, we’re not going to pass up a good deal. So if we have to overlap, we’ll overlap. But hopefully, it will come in more of an easier process for the team, but we’re not going to pass up something that would make a big difference for our franchise.

Operator

The next question comes from Mr. Jeff Rulis of D.A. Davidson.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

A couple of follow-ups on the -- on the [ INBDO ]. Just the first being — how does the team from INB weave into the kind of leadership group of the west division?

Kevin P. Riley

CEO, President & Director

Well, they have a very strong team in place. So most of the people who are actually customer facing and dealing with those markets, will stay in place, that’s currently there. So there’s not going to be much change with regards to leadership. I think it’s just really combining the back offices. It’s kind of nice because all new markets, so it doesn’t really affect the team that much.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

I guess, is it more referring to the executive team at INB, how do they mesh with — are they going to be sort of a Regional President? Or how does that kind of get disseminated amongst the leadership of that team?

Kevin P. Riley

CEO, President & Director

Our structure is that we have regional presidents and market presidents. So these people will take on presidential roles in those markets. Not all of the executives, unfortunately, will come aboard but most of them we’re going to try, it’s always about good people. In the Bank of the Cascades, we’ve got a lot of great people out of it. So it’s really somebody’s functions as backroom, nobody really wants to talk about it that much, but HR, IT or finance, if they’re good people, we’ll try to — we’ll probably try to bring them on board, like we did with the Bank of the Cascades, but with regards to the leadership of the sales team

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in those markets, we’ll make a market presence. And we were hopeful that they all stay with us and help us drive the business in those markets.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

And I didn’t see a pro forma AG exposure, the portfolio -- what is that makeup on a pro forma basis?

Kevin P. Riley

CEO, President & Director

I’ll have our Chief Credit Officer talk about that.

Stephen W. Yose

Chief Credit Officer & Executive VP

So total outstandings of their AG portfolio is $117 million, total commitments are about $143 million in total commitments. Their portfolio has 19% AG, ours has 3.8% AG. So it really just lifts ours up to 5%, so it’s not a significant impact. And it’s also probably the most productive agricultural area in the country, if you look at both the Columbia basin as well as the Palouse for wheat. So it’s a great area to be involved in AG.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Okay. And maybe one last one. Just the tax rate. I don’t know if that was -- I don’t know if it was indicated a little higher earlier, but is the 21.9% a good figure or does that pop back up a little bit in the quarters to come?

Marcy D. Mutch

Executive VP & CFO

So it will pop back up a little bit. There was a little bit of an impact from exercise of stock options that typically happens in the first quarter. So we expect it to be around 22.5%.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

For the balance of the year?

Marcy D. Mutch

Executive VP & CFO

For the balance of the year.

Operator

The next question comes from Matthew Clark of Piper Jaffray.

Matthew Timothy Clark

Piper Jaffray Companies, Research Division

Just first question on expenses. I think Marcy, you spoke to keeping the lid on noninterest expense growth going forward. How would you think about that run rate. I think last quarter, you talked about $80 million to $81 million obviously, coming a little higher than that here at $82 million and change. But just want to get your thoughts on that run rate for the balance of the year?

Marcy D. Mutch

Executive VP & CFO

Matt, we were disappointed too. Yes, so I do think it’s going to be more towards the higher end of the $80 million to $81 million, but I think we’ll end up at $81 million a quarter. But we are really focused with our

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leadership team on managing expenses and so. That’s -- we’re doing everything we can to kind of keep it in that $81 million range.

Matthew Timothy Clark

Piper Jaffray Companies, Research Division

Okay. Great and then net charged-off this quarter, a lot lighter than expected. Was there anything lumpy there in terms of recoveries or just a lower level of loss in the quarter?

Kevin P. Riley

CEO, President & Director

I’ll have Steve Yose, Chief Credit Officer to take that.

Stephen W. Yose

Chief Credit Officer & Executive VP

Yes, we did have 2 nice recoveries on the commercial portfolio. One in Wyoming, for $1.1 million and one in Montana for $1.5 million. So we did have 2 recoveries that helped us on our net charge-offs this quarter.

Matthew Timothy Clark

Piper Jaffray Companies, Research Division

Great. And then on the AG portfolio that you’re acquiring. Can you speak to how much of that portfolio is wheat and whether or not they’ve been facing any issues as it relates to the oversupply of wheat to any credit issues?

Russell A. Lee

President & CEO of Northwest Bancorporation, Inc.

I’ll take that one, this is Russ. We have a very stable customer base in the Palouse, where our major wheat is. So this is really our third going into the fourth down crop year, and our classifieds are even. We really have not seen any change in that. Early forecasts are probably for a slightly better price this year than maybe we’ve seen in the last couple of years. So I don’t see any trends to go negative this year. And the previous question about tariffs, you got to remember that all just proposed at this point, on a lot of those crops, so I think there’s a lot of to be determined on that.

Operator

[Operator Instructions] The next question comes from Jackie Bohlen of KBW.

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

Thinking about the conversion of the transaction and just the timing for pulling out cost savings. Understanding that you’ve given a late 3Q, early 4Q close guidance. Assuming that, that does come to pass, what timing would you expect for those items?

Kevin P. Riley

CEO, President & Director

We expect that most all the cost be out by the beginning of 2019.

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

Meaning starting January 1 clean, or having some clean up into January?

Kevin P. Riley

CEO, President & Director

We’re hoping to start January 1, clean.

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Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. And then just as you think about any future expansion plans that you have on -- given the recent acquisition and then any plans you have now that your -- obviously, not quite -- it’s not making you as large as Cascade made you, but still making you bigger. How are you thinking about your geographic plans in the future and might that possibly include additional states, like California, for instance?

Kevin P. Riley

CEO, President & Director

I’m pretty adamant that, we have no plans right now to go to California. So California probably is not in the cards anytime soon. I think what we’re really focused on is our 6-state footprint to continue to fill in that and kind of really have a dominant presence in that footprint. Not to say that we might drift south at some point in time, but I don’t think that we’re really focused on that right now. We’re really focused on the Northwest.

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. So filling in existing markets?

Kevin P. Riley

CEO, President & Director

That’s correct.

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. And then just lastly, maybe, Kevin, if you can you speak broadly -- in your prepared remarks mentioned, the rebound you’re seeing in Wyoming, just what impact that’s having on operations?

Kevin P. Riley

CEO, President & Director

Well it’s -- the impact on operations well, it’s helping us grow in that market. I would tell you that the oil price has increased nicely. So some of the people are going back to work. [indiscernible] is going -- they’re going back to work. So really the economies are doing a lot better in Wyoming. One of -- we have some oil guys on our board. They were saying that the future is bright for Wyoming due to the factor that there’s about a thousand permits that have been filed for additional wells in that state. Wells cost about $100 million apiece. So you’re talking about an investment of about $10 billion that’s going to happen in the near term in Wyoming. So people are getting pretty bullish on what’s going to happen in Wyoming and the economy. So we believe we’ll continue to move forward. We’re not going to say it’s going to go anywhere near double-digit growth aspect, but I think we are feeling better that there’s some economic growth in the future in Wyoming.

Jacquelynne Chimera Bohlen

Keefe, Bruyette, & Woods, Inc., Research Division

And what kind of lending do you see yourself participating in there?

Kevin P. Riley

CEO, President & Director

One, we don’t do a lot of oil and gas. So we’re not going to do -- we don’t do large oil and gas loans. But I think the thing is it’s -- it’s just taking care of the growth in the market due to the fact that, there’s housing and that needs to be done. There’s a lot of commercial activity that happened in those markets. So we have to help them fund that, I think there’s some expansion that is occurring. So really it’s broad-based to just how the economy grows.

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

Operator

The next question comes from Tim Coffey of FIG Partners.

Timothy Norton Coffey

FIG Partners, LLC, Research Division

Just sticking on the some of the deal terms. Have you identified a potential conversion date?

Kevin P. Riley

CEO, President & Director

Yes, we said a conversion date would probably be in the fourth quarter or first thing in the first quarter.

Timothy Norton Coffey

FIG Partners, LLC, Research Division

Okay. And the Class A shares, post-deal, what would that be as a percentage of total shares outstanding, both the A and the B?

Kevin P. Riley

CEO, President & Director

The B shares lose about 2% of the [indiscernible] so...

Marcy D. Mutch

Executive VP & CFO

They’re down 36%.

Kevin P. Riley

CEO, President & Director

So they’re going to be down around 36% the B shares, so the inverse to that is 64%. So that’s what the A shares would probably represent.

Timothy Norton Coffey

FIG Partners, LLC, Research Division

Okay. And understanding that there was a dividend increase this quarter and looks like you’ll have a pretty good earnings pickup this year relative to last year, and you might have another one -- good earnings pickup in ‘19. Do you have any thoughts right now on where the dividend can go post deal?

Kevin P. Riley

CEO, President & Director

We look at our capital plan once a year, and again, we have a dividend payout ratio of about 35% to 45%. And we kind of -- we’ll look at how we think 2019 is going to play out based on that, we’ve determined what the dividend levels would be.

Operator

And this concludes our question-and-answer session. I would like to turn the conference back over to Kevin Riley for any closing remarks.

Kevin P. Riley

CEO, President & Director

As always, we welcome calls from our investors and analysts. And please reach out to us if you have any follow-up questions. Thank you for tuning in today, and goodbye.

Operator

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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FIRST INTERSTATE BANCSYSTEM, INC. FQ1 2018 EARNINGS CALL APR 26, 2018

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